Mail Stop 4561

August 24, 2006

By U.S. Mail and Facsimile (214) 855-4300

Cary M. Grossman
President and Chief Executive Officer
Coastal Bancshares Acquisition Corp.
9821 Katy Freeway
Suite 500
Houston, Texas 77024

Re: **Coastal Bancshares Acquisition Corp.**
Amendment No. 12to Proxy Statement on Schedule 14A
File No. 0-51155

Dear Mr. Grossman:

We have reviewed your amended proxy statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proforma Consolidated Statement of Operations – Assuming Maximum conversions for the year ended December 31, 2005, page 27

1. Please revise your assumptions for note f of this table and on page 127 to clarify if the date the IPO was assumed completed was January 1, 2005 or January 1, 2006. We note in footnote b to this table that you assumed a completion date of January 1, 2005.

<u>Proforma Consolidated Statement of Operations – Assuming Maximum conversions for the Six Months Ended June 30, 2006, page 31</u>

2.   Please revise your assumptions for note e of this table to clarify if you assumed a reduction in interest income for the three month period or the six month period.

<u>Information about Intercontinental, page 76</u>

<u>Management's Discussion and Analysis</u>

<u>Provision for Possible Credit Losses, page 94</u>

3.   Please revise your discussion to disclose why you have not recorded a provision for loan losses during the six month period ended June 30, 2006, even though on page 104, you disclose that non-accrual loans have increased during the period, and the amount of loans past due 90 days and still accruing has continued to increase since 2004.

<u>Allowance for Possible Credit Losses and Non-Performing Loans, page 102</u>

4.   Please refer to our previous comment 6.

- It appears you have used percentage formatting throughout the tables added in response to the comment. Please revise to use dollar formats where appropriate.

- The disclosure required by Item IV.B of Industry Guide 3 consists of the amount loan losses estimated for each loan category reported in accordance with Item III.A of the Guide alongside the <u>percentage of total loans</u> in each category. Please revise the table on page 103 to include this information.

- This information is required to be presented for each of the last five years. Refer to the instructions to Industry Guide 3.

- Please revise to provide a significant discussion of why management's methodology for estimating the allowance for loan and lease losses is so imprecise that it results in such a significant unallocated allowance. Clarify how management considered the requirements of SAB No. 102.

- In view of the significant unallocated allowance, please revise to disclose how management of Coastal Bancshares applies SOP 03-3 to acquired loans in general and, in particular, to the loans it will acquire from Intercontinental.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements… page 133

5.   Please revise your assumptions for note e on page 135 to clarify if you assumed a reduction in interest income for the three month period or the six month period.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463, or Paul Cline, Senior Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3448 with any other questions.

Sincerely,

Jessica Livingston
Senior Attorney

cc: (by fax)
        Monica Knake, Esq.
        Jenkens & Gilchrist